SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Sep-07
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,271,035	0.81316%	0.37546%
Share	Common, nominative, no nominal price and book-entry share				262	0.00003%	0.00003%
ADRs	Unibanco´s ADR				24,000	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Investshop	Sales	25.09.2007	800	11.60	9,280.00

			Total Sales	-	800	-	9,280.00
Share	Preferred , nominative, no nominal price and book- entry share	Stock Options	Purchase	04.09.2007	60,000	2.46	147,510.00

			Total Purchase	-	60,000	-	147,510.00
Final Balance

Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,330,235	0.41114%	0.18984%
Share	Common, nominative, no nominal price and book-entry share				262	0.00002%	0.00001%
ADRs	Unibanco´s ADR				24,000	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,271,026	0.96729%	0.64140%
Share	Common, nominative, no nominal price and book-entry share				28,337,826	5.11757%	0.00000%
ADRs	Unibanco´s ADR				-	0.00000%	0.00000%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book- entry share	Investshop	Sales	25.09.2007	800	11.60	9,280.00

			Total Sales	-	800	-	9,280.00
Share	Preferred, nominative, no nominal price and book- entry share	Stock Options	Purchase	04.09.2007	60,000	2.46	147,510.00

			Total Purchase	-	60,000	-	147,510.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,330,226	0.48908%	0.32430%
Share	Common, nominative, no nominal price and book-entry share				28,337,826	5.11757%	0.00000%
ADRs	Unibanco´s ADR				24,000	0.00000%	0.00000%

(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:
The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Sep-07
( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILERIOS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				4,631,480	0.71449%	0.32991%
Share	Common, nominative, no nominal price and book-entry share				212	0.00001%	0.00001%
Initial Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Initial Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				10,700	-	-
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Stock Options	Sales	04.09	8,333	11.17	93,079.61
		Stock Options	Sales	13.09	10,000	11.17	111,700.00
		Stock Options	Sales	14.09	1,364	11.00	14,997.18
		Stock Options	Sales	04.09	850	11.17	9,494.50
		Stock Options	Sales	13.09	900	10.73	9,657.00
		Stock Options	Sales	04.09	10,000	11.17	111,700.00
		Stock Options	Sales	05.09	5,333	10.83	57,756.39
		Stock Options	Sales	04.09	23,333	11.17	260,629.61
		Stock Options	Sales	04.09	10,000	11.17	111,700.00
		Stock Options	Sales	04.09	60,001	11.17	670,211.17
		Stock Options	Sales	04.09	11,667	11.17	130,320.39
		Stock Options	Sales	12.09	1,566	10.45	16,364.70
		Stock Options	Sales	04.09	16,667	11.13	185,503.71
		Stock Options	Sales	14.09	27,144	11.00	298,448.28
		Stock Options	Sales	04.09	12,666	11.17	141,479.22
		Stock Options	Sales	05.09	1,500	10.83	16,245.00
		Stock Options	Sales	05.09	10,000	10.83	108,300.00
		Investshop	Sales	06.09	838	10.90	9,134.20
		Investshop	Sales	13.09	42	10.90	457.80
		Investshop	Sales	04.09	880	11.10	9,768.00
		Investshop	Sales	03.09	870	11.19	9,730.95
		Stock Options	Sales	04.09	20,000	11.13	222,600.00
		Investshop	Sales	14.09	800	10.85	8,680.00
		Stock Options	Sales	04.09	4,333	11.13	48,226.29

			Total Sales	-	239,087		2,656,184.00
Share	Preferred, nominative, no nominal price and book-entry share	Partnership Program	Purchase	13.09	14,615	11.17	163,249.55
		Partnership Program	Purchase	13.09	7,614	11.17	85,048.38
		Partnership Program	Purchase	13.09	64,359	11.17	718,890.03
		Partnership Program	Purchase	13.09	49,498	11.17	552,892.66
		Partnership Program	Purchase	13.09	11,022	11.17	123,115.74
		Investshop	Purchase	06.09	11,000	10.77	118,470.00
		Stock Options	Purchase	04.09	16,666	2.46	40,973.36
		Stock Options	Purchase	13.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	14,367	11.17	160,479.39
		Stock Options	Purchase	28.09	33,334	2.46	81,951.64
		Stock Options	Purchase	14.09	6,000	2.46	14,751.00
		Partnership Program	Purchase	13.09	5,023	11.17	56,106.91
		Stock Options	Purchase	04.09	8,666	2.46	21,305.36
		Stock Options	Purchase	04.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	19,129	11.17	213,670.93
		Stock Options	Purchase	05.09	10,666	2.46	26,222.36
		Partnership Program	Purchase	13.09	8,051	11.17	89,929.67
		Stock Options	Purchase	28.09	9,000	2.46	22,126.50
		Stock Options	Purchase	04.09	46,666	2.46	114,728.36
		Partnership Program	Purchase	13.09	45,998	11.12	511,497.76
		Stock Options	Purchase	04.09	20,000	2.46	49,170.00
		Stock Options	Purchase	04.09	53,334	2.46	131,121.64
		Partnership Program	Purchase	13.09	59,904	11.17	669,127.68
		Partnership Program	Purchase	03.09	11,716	11.17	130,867.72
		Stock Options	Purchase	04.09	23,334	2.46	57,366.64
		Progama Sócios	Purchase	13.09	18,599	11.17	207,750.83
		Partnership Program	Purchase	13.09	9,287	11.17	103,735.79
		Stock Options	Purchase	12.09	6,666	2.46	16,388.36
		Partnership Program	Purchase	13.09	7,867	11.17	87,874.39
		Stock Options	Purchase	04.09	33,334	2.46	81,951.64
		Partnership Program	Purchase	13.09	12,352	11.17	137,971.84
		Stock Options	Purchase	04.09	40,000	2.46	98,340.00
		Partnership Program	Purchase	13.09	29,973	11.17	334,798.41
		Partnership Program	Purchase	13.09	20,037	11.17	223,813.29
		Stock Options	Purchase	04.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	18,124	11.17	202,445.08
		Stock Options	Purchase	04.09	25,334	2.46	62,283.64
		Partnership Program	Purchase	13.09	39,090	11.17	436,635.30
		Partnership Program	Purchase	13.09	14,031	11.17	156,726.27
		Stock Options	Purchase	05.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	19,847	11.17	221,690.99
		Stock Options	Purchase	13.09	13,334	2.46	32,781.64
		Partnership Program	Purchase	03.09	10,036	11.17	112,102.12
		Partnership Program	Purchase	13.09	9,713	11.17	108,494.21
		Stock Options	Purchase	28.09	26,666	2.46	65,558.36
		Stock Options	Purchase	05.09	14,666	2.46	36,056.36
		Progrma Sócios	Purchase	03.09	8,066	11.17	90,097.22
		Stock Options	Purchase	04.09	8,666	2.46	21,305.36
		Partnership Program	Purchase	13.09	16,236	11.17	181,356.12
		Partnership Program	Purchase	13.09	14,909	11.17	166,533.53
		Stock Options	Purchase	04.09	40,000	2.46	98,340.00
		Partnership Program	Purchase	13.09	37,875	11.17	423,063.75
		Partnership Program	Purchase	13.09	5,475	11.17	61,155.75
		Stock Options	Purchase	04.09	13,334	2.46	32,781.64
		Partnership Program	Purchase	13.09	7,510	11.17	83,886.70
		Partnership Program	Purchase	13.09	14,820	11.17	165,539.40
		Partnership Program	Purchase	13.09	95,813	11.17	1,070,231.21
		Stock Options	Purchase	04.09	8,666	2.46	21,305.36
		Stock Options	Purchase	04.09	6,000	2.46	14,751.00
		Partnership Program	Purchase	13.09	15,588	11.17	174,117.96
		Partnership Program	Purchase	13.09	8,960	11.17	100,083.20
		Sotck Options	Purchase	14.09	8,666	2.46	21,305.36
		Partnership Program	Purchase	13.09	8,386	11.17	93,671.62
		Partnership Program	Purchase	13.09	85,706	11.17	957,336.02
		Investshop	Purchase	04.09	3,800	10.63	40,394.00

			Total Purchase	-	1,407,394	-	10,894,397.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,799,787	0.44736%	0.20656%
Share	Common, nominative, no nominal price and book-entry share				212	0.00001%	0.00001%
Final Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Final Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				10,700	-	-

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				4,628,290	0.84934%	0.56319%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Stock Options	Sales	04.09	8,333	11.17	93,079.61
		Stock Options	Sales	13.09	10,000	11.17	111,700.00
		Stock Options	Sales	14.09	1,364	11.00	14,997.18
		Stock Options	Sales	04.09	850	11.17	9,494.50
		Stock Options	Sales	13.09	900	10.73	9,657.00
		Stock Options	Sales	04.09	10,000	11.17	111,700.00
		Stock Options	Sales	05.09	5,333	10.83	57,756.39
		Stock Options	Sales	04.09	23,333	11.17	260,629.61
		Stock Options	Sales	04.09	10,000	11.17	111,700.00
		Stock Options	Sales	04.09	60,001	11.17	670,211.17
		Stock Options	Sales	04.09	11,667	11.17	130,320.39
		Stock Options	Sales	12.09	1,566	10.45	16,364.70
		Stock Options	Sales	04.09	16,667	11.13	185,503.71
		Stock Options	Sales	14.09	27,144	11.00	298,448.28
		Stock Options	Sales	04.09	12,666	11.17	141,479.22
		Stock Options	Sales	05.09	1,500	10.83	16,245.00
		Stock Options	Sales	05.09	10,000	10.83	108,300.00
		Investshop	Sales	06.09	838	10.90	9,134.20
		Investshop	Sales	13.09	42	10.90	457.80
		Investshop	Sales	04.09	880	11.10	9,768.00
		Investshop	Sales	03.09	870	11.19	9,730.95
		Stock Options	Sales	04.09	20,000	11.13	222,600.00
		Investshop	Sales	14.09	800	10.85	8,680.00
		Stock Options	Sales	04.09	4,333	11.13	48,226.29

			Total Sales	-	239,087	-	2,656,184.00
Share	Preferred, nominative, no nominal price and book-entry share	Partnership Program	Purchase	13.09	14,615	11.17	163,249.55
		Partnership Program	Purchase	13.09	7,614	11.17	85,048.38
		Partnership Program	Purchase	13.09	64,359	11.17	718,890.03
		Partnership Program	Purchase	13.09	49,498	11.17	552,892.66
		Partnership Program	Purchase	13.09	11,022	11.17	123,115.74
		Investshop	Purchase	06.09	11,000	10.77	118,470.00
		Stock Options	Purchase	04.09	16,666	2.46	40,973.36
		Stock Options	Purchase	13.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	14,367	11.17	160,479.39
		Stock Options	Purchase	28.09	33,334	2.46	81,951.64
		Stock Options	Purchase	14.09	6,000	2.46	14,751.00
		Partnership Program	Purchase	13.09	5,023	11.17	56,106.91
		Stock Options	Purchase	04.09	8,666	2.46	21,305.36
		Stock Options	Purchase	04.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	19,129	11.17	213,670.93
		Stock Options	Purchase	05.09	10,666	2.46	26,222.36
		Partnership Program	Purchase	13.09	8,051	11.17	89,929.67
		Stock Options	Purchase	28.09	9,000	2.46	22,126.50
		Stock Options	Purchase	04.09	46,666	2.46	114,728.36
		Partnership Program	Purchase	13.09	45,998	11.12	511,497.76
		Stock Options	Purchase	04.09	20,000	2.46	49,170.00
		Stock Options	Purchase	04.09	53,334	2.46	131,121.64
		Partnership Program	Purchase	13.09	59,904	11.17	669,127.68
		Partnership Program	Purchase	03.09	11,716	11.17	130,867.72
		Stock Options	Purchase	04.09	23,334	2.46	57,366.64
		Progama Sócios	Purchase	13.09	18,599	11.17	207,750.83
		Partnership Program	Purchase	13.09	9,287	11.17	103,735.79
		Stock Options	Purchase	12.09	6,666	2.46	16,388.36
		Partnership Program	Purchase	13.09	7,867	11.17	87,874.39
		Stock Options	Purchase	04.09	33,334	2.46	81,951.64
		Partnership Program	Purchase	13.09	12,352	11.17	137,971.84
		Stock Options	Purchase	04.09	40,000	2.46	98,340.00
		Partnership Program	Purchase	13.09	29,973	11.17	334,798.41
		Partnership Program	Purchase	13.09	20,037	11.17	223,813.29
		Stock Options	Purchase	04.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	18,124	11.17	202,445.08
		Stock Options	Purchase	04.09	25,334	2.46	62,283.64
		Partnership Program	Purchase	13.09	39,090	11.17	436,635.30
		Partnership Program	Purchase	13.09	14,031	11.17	156,726.27
		Stock Options	Purchase	05.09	20,000	2.46	49,170.00
		Partnership Program	Purchase	13.09	19,847	11.17	221,690.99
		Stock Options	Purchase	13.09	13,334	2.46	32,781.64
		Partnership Program	Purchase	03.09	10,036	11.17	112,102.12
		Partnership Program	Purchase	13.09	9,713	11.17	108,494.21
		Stock Options	Purchase	28.09	26,666	2.46	65,558.36
		Stock Options	Purchase	05.09	14,666	2.46	36,056.36
		Progrma Sócios	Purchase	03.09	8,066	11.17	90,097.22
		Stock Options	Purchase	04.09	8,666	2.46	21,305.36
		Partnership Program	Purchase	13.09	16,236	11.17	181,356.12
		Partnership Program	Purchase	13.09	14,909	11.17	166,533.53
		Stock Options	Purchase	04.09	40,000	2.46	98,340.00
		Partnership Program	Purchase	13.09	37,875	11.17	423,063.75
		Partnership Program	Purchase	13.09	5,475	11.17	61,155.75
		Stock Options	Purchase	04.09	13,334	2.46	32,781.64
		Partnership Program	Purchase	13.09	7,510	11.17	83,886.70
		Partnership Program	Purchase	13.09	14,820	11.17	165,539.40
		Partnership Program	Purchase	13.09	95,813	11.17	1,070,231.21
		Stock Options	Purchase	04.09	8,666	2.46	21,305.36
		Stock Options	Purchase	04.09	6,000	2.46	14,751.00
		Partnership Program	Purchase	13.09	15,588	11.17	174,117.96
		Partnership Program	Purchase	13.09	8,960	11.17	100,083.20
		Sotck Options	Purchase	14.09	8,666	2.46	21,305.36
		Partnership Program	Purchase	13.09	8,386	11.17	93,671.62
		Partnership Program	Purchase	13.09	85,706	11.17	957,336.02
		Investshop	Purchase	04.09	3,800	10.63	40,394.00

			Total Purchase	-	1,407,394		10,894,397.00
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				5,796,597	0.53187%	0.68737%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:
The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 22, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.